1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

March 19, 2013

Via Federal Express and EDGAR

Ms. Mara Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Renewable Energy Partners L.P.

Amendment No. 4 to Registration Statement on Form 20-F

Filed January 10, 2013

Correspondence Filed February 21, 2013

File No. 001-35530

Dear Ms. Ransom:

On behalf of our client, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of March 15, 2013 (the “Comment Letter”) to Ms. Josée Guibord, Director, Corporate Legal Services with respect to Amendment No. 4 (“Amendment No. 4”) to Brookfield Renewable’s Registration Statement on Form 20-F (the “Registration Statement”).

Following resolution of the Staff’s comments, we will file an amendment (“Amendment No. 5”) to the Registration Statement that is reflective of Brookfield Renewable’s responses below and will include Brookfield Renewable’s audited consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of this letter, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided Brookfield Renewable’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 4. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The following are Brookfield Renewable’s responses to the Comment Letter:

Item 5. Operating and Financial Review and Prospects. page 62

5.A Operating Results, page 62

Presentation to Public Stakeholders, page 62

1.	We reviewed your response to comment 3 in our letter dated February 1, 2013 as well as the proposed revisions provided in Appendix E. We note your proposed disclosure that, “[g]iven the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity.” As it is not the exchange feature that gives rise to the separate presentation within equity, please revise your disclosure to clarify that the redeemable/exchangeable partnership units are presented as a separate component of consolidated equity because these units, on a non-exchanged basis, provide Brookfield Asset Management with a direct non-controlling ownership interest in BRELP.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 62 as set forth in Appendix A to this letter.

Net Asset Value, page 73

2.	We reviewed your response to comment 4 in our letter dated February 1, 2013 as well as the proposed revisions provided in Appendix F. Each place the non-IFRS measures net asset value and net asset value per share are presented, please disclose the reasons why management chooses to treat non-controlling interests in operating subsidiaries as a deduction in arriving at net asset value whereas management chooses not to treat the non-controlling interest in BRELP as a deduction in arriving at net asset value.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 73 as set forth in Appendix B to this letter.

7.B Related Party Transactions, page 142

Other Power Agreements, page 145

3.	Regarding the price increases to the PPAs with MPT and GLPL, please revise your discourse to clarify when these increases were made and whether consideration was given in exchange for the increases. In this regard, we note your disclosure about the increases on page F-32.

Response.

In response to the Staff’s comment, Brookfield Renewable will revise the disclosure on page 145 as set forth in Appendix C to this letter.

Item 18. Financial Statements, page F-1

Audited Consolidated Financial Statements, page F-5

4.	We have reviewed your response to comment 8 in our letter dated February 1, 2013 and do not agree with your characterization of the revision to your financial statements as a change in accounting policy because we do not believe you have changed from one acceptable accounting policy to another acceptable accounting policy. We believe you should identify the revision as the correction of an error. If you disagree, please tell us in greater detail the basis for your position. Refer to IAS 8.41.

Response.

Brookfield Renewable has agreed to change the presentation of the Brookfield Renewable Energy L.P. (“BRELP”) Redeemable/Exchangeable partnership units to non-controlling interest in recognition that the disclosure preferred by the Staff may provide more relevant information for readers. However, Brookfield Renewable respectfully submits that the previous presentation of the BRELP Redeemable/Exchangeable partnership units as limited partners’ equity of Brookfield Renewable from a consolidated perspective was also an acceptable accounting presentation under International Financial Reporting Standards (“IFRS”).

Brookfield Renewable acknowledges that having determined that the BRELP Redeemable/Exchangeable partnership units should be treated as a component of Brookfield Renewable’s consolidated equity under International Accounting Standard (“IAS”) 32, the IFRS guidance concerning the specific characterization of this component of consolidated equity is not very clear. Brookfield Renewable concurs that it is preferable in its circumstances, given the magnitude of the ownership interest represented by the BRELP Redeemable/Exchangeable partnership units, to provide the more transparent presentation of the separate components of equity as suggested by the Staff.

However, Brookfield Renewable believes that there was a reasonable basis for its previous accounting under existing IFRS guidance as set out below and does not believe that this change in accounting presentation is an error correction. Accordingly, the guidance in IAS 8.41 does not apply. Brookfield Renewable respectfully submits that the change in presentation represents a voluntary change in accounting policy from an acceptable accounting policy under IFRS to a more preferable accounting policy under IFRS.

Requirements for a Voluntary Change in Accounting Policy

Paragraph 14 of IAS 8 permits an entity to voluntarily change an accounting policy only if the change:

“(a) is required by an IFRS; or

(b) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows.” (Emphasis added)

Brookfield Renewable is changing its accounting policy for the BRELP Redeemeable/Exchangeable partnership units based on the guidance in IAS 8.14(b).

IFRS contains no guidance on how to assess whether or not a change in accounting policy would result in the financial statements providing “more relevant information”. Brookfield Renewable has applied the following criteria in considering whether the revised accounting policy for the BRELP Redeemable/Exchangeable partnership units provides more relevant information than the existing policy:

•	whether authoritative support for the proposed accounting policy exists in accounting literature; and

•

whether, in the particular circumstances, the proposed accounting policy results in information that is more useful in enabling users to evaluate past, present or future events. In this regard, it is necessary to consider the substance, including the business purpose, of transactions or events that are subject to the change in accounting policy, to assess whether the proposed policy results in financial information that fairly represents the substance and economic reality of those transactions and events. This includes a consideration of management’s plans.

Brookfield Renewable submits that there is authoritative support for its prior accounting treatment under IFRS (as discussed below) but agrees that readers may find the proposed accounting policy preferred by the Staff to provide more relevant information.

Prior Accounting Treatment – Authoritative Support

Brookfield Renewable is of the view that its prior accounting was also an acceptable accounting method under IFRS. Set out below is the technical support, previously shared with the Staff, for Brookfield Renewable’s view that the previous accounting was an acceptable accounting method under IFRS.

1.	The exchange feature of the Redeemable/Exchangeable partnership units is a right that can be unilaterally exercised only by Brookfield Renewable to issue a fixed number of Brookfield Renewable limited partnership units (“LP Units”) in the event that Brookfield requests that the BRELP Redeemable/Exchangeable partnership units be redeemed (i.e., this right is an equity attribute of Brookfield Renewable and not of BRELP).

2.	In the absence of this exchange feature, BRELP would be obligated to settle a redemption request by Brookfield in cash. Accordingly, in the financial statements of BRELP, the Redeemable/Exchangeable partnership units represent a financial liability under IAS 32.11 in which the definition of a financial liability includes a contractual obligation to deliver cash to another entity.

3.	From a Brookfield Renewable consolidated reporting perspective, Brookfield Renewable considered the guidance in IAS 32.16 in determining that this liability of BRELP can be presented as equity of BREP. IAS 32.16 states (in part):

“When an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

a.	The instrument includes no contractual obligation:

i.	to deliver cash or another financial asset to another entity; or

ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

b.	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

i.	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

ii.	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose the issuer’s own equity instruments do not include instruments that have all the features and meet the conditions described in paragraphs 16A and 16B or paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.”

4.	Brookfield Renewable previously determined that BRELP Redeemable/Exchangeable partnership units could be classified and accounted for as consolidated equity of Brookfield Renewable as opposed to a financial liability in the consolidated financial statements of Brookfield Renewable based on IAS 32.16 as the right by Brookfield Renewable to elect to exchange a fixed number of Brookfield Renewable LP Units in satisfaction of a redemption request by Brookfield met the exception criteria in IAS 32.16(a) and (b)(i). Brookfield Renewable also made reference to paragraph AG29 of the application guidance to IAS 32, which indicates that when classifying a financial instrument in consolidated financial statements an entity considers all terms and conditions agreed between members of the group and the holders of the instrument in determining whether the instrument is a liability or equity instrument of the group. Brookfield Renewable acknowledges that AG29 contemplates circumstances where there are additional terms at the group level that result in presentation of a subsidiary’s equity instrument as a liability; however, Brookfield Renewable believes it is also appropriate to consider whether contractual features applicable at Brookfield Renewable’s level, specifically the right to exchange the Redeemable/Exchangeable partnership units for Brookfield Renewable LP Units, cause BRELP’s liability to be equity upon consolidation.

5.	As an equity interest of Brookfield Renewable from a consolidated perspective following the above guidance, the issue is whether the BRELP Redeemable/Exchangeable partnership units are non-controlling interests in BRELP or consolidated limited partners’ equity of Brookfield Renewable.

6.	IAS 27 defines non-controlling interests as “the equity in a subsidiary not attributable, directly or indirectly, to a parent”. As discussed above, the BRELP Redeemable/Exchangeable partnership units do not constitute equity under IAS 32 in BRELP’s separate financial statements given their classification as liabilities under IAS 32.11. Accordingly, Brookfield Renewable had previously concluded that the Redeemable/Exchangeable partnership units did not meet the definition of non-controlling interest since they were not considered to be an equity instrument of BRELP in accordance with IAS 32.

7.	Brookfield Renewable is a holding entity whose only material asset is its investment in limited partnership units of BRELP. By design, Brookfield’s ownership interest in BRELP through Redeemable/Exchangeable partnership units is economically equivalent to LP Units issued by Brookfield Renewable, except for the redemption right described. Income and distributions of Brookfield Renewable are allocated to the partners of record based on their respective interests in Brookfield Renewable. The Redeemable/Exchangeable partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

8.	Brookfield Renewable’s previous accounting considered the BRELP Redeemable/Exchangeable partnership units as consolidated Brookfield Renewable limited partners’ equity since the equity classification under IAS 32.16 is based on the equity attribute held only by Brookfield Renewable to exchange a fixed number of Brookfield Renewable LP Units in the event of a redemption request. Accordingly, as equity of Brookfield Renewable from a consolidated perspective that did not meet the definition of non-controlling interest under IAS 27, the fact that the BRELP Redeemable/Exchangeable partnership units are reflected as consolidated Brookfield Renewable equity under IAS 32.16 based on the limited partner equity attribute held only by Brookfield Renewable (the right to exchange a fixed number of Brookfield Renewable LP Units in the event of a redemption request) and the fact that the BRELP Redeemable/Exchangeable partnership units are economically equivalent to the Brookfield Renewable LP Units, Brookfield Renewable had previously concluded that the presentation of the BRELP Redeemable/Exchangeable partnership units as Brookfield Renewable’s limited partners’ equity was acceptable under IFRS.

Brookfield Renewable hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Catherine Brown

Jason Niethamer

Robyn Manuel

Daniel Leslie

(Securities and Exchange Commission)

Patricia Bood

(Brookfield Renewable Energy Partners L.P.)

Ivan R. Chittenden

(Ernst & Young LLP)

David Dalziel

(Deloitte LLP)

Appendix A

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in BRELP held by Brookfield (“Participating non-controlling interests — in a holding subsidiary — Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

We are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity because the Redeemable/Exchangeable partnership units, on a non-exchanged basis, provide Brookfield Asset Management with a direct non-controlling ownership interest in BRELP. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity. See Note 26 - Restatement in the audited consolidated financial statements of Brookfield Renewable included elsewhere in this Form 20-F.

A-1

Appendix B

NET ASSET VALUE

The following table presents our net asset value:

	Total		Per Unit
	Sep 30	Dec 31	Sep 30	Dec 31
(Millions, except as noted)	2012	2011	2012	2011
Property, plant and equipment, at fair value
Hydroelectric(1)	$12,392	$12,463	$47.20	$47.47
Wind energy	2,303	1,480	8.77	5.64
Other	89	86	0.34	0.33
	14,784	14,029	56.31	53.44
Development assets	445	378	1.69	1.44
Working capital and other, net	(13)	380	(0.05)	1.45
Long-term debt and credit facilities	(5,850)	(5,519)	(22.28)	(21.02)
Participating non-controlling interests - in operating subsidiaries	(728)	(629)	(2.77)	(2.40)
Preferred equity	(250)	(241)	(0.95)	(0.92)
Net asset value(2)	$8,388	$8,398	$31.95	$31.99
Net asset value attributable to:
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	4,144	4,149	$31.95	$31.99
Limited partners’ equity	4,244	4,249	$31.95	$31.99
	$8,388	$8,398

(1)	Includes $307 million of equity-accounted investments (2011: $405 million) and $49 million of intangible assets (2011: $57 million).
(2)

Non-IFRS measure used by management in assessing the value of Brookfield Renewable’s operations on a consolidated and per unit basis. Net asset value includes the participating non-controlling interests in BRELP held by Brookfield, comprised of the Redeemable/Exchangeable partnership units, because these units have the same economic attributes as LP Units in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that its units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. By contrast, non-controlling interests in operating subsidiaries of BRELP are excluded from net asset value because such interests do not have the same economic attributes as LP Units. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

SEGMENTED NET ASSET VALUE

The following table provides a breakdown of our consolidated net asset value by region:

	Hydroelectric			Wind
(Millions)	United States	Canada	Brazil	United States	Canada	Other assets	Corporate and other	September 30, 2012	December 31, 2011
Total power assets	$4,530	$5,042	$2,513	$861	$1,442	$89	$—	$14,477	$13,624
Equity accounted	162	69	76	—	—	—	—	307	405
Development assets	65	167	189	1	18	5	—	445	378
	4,757	5,278	2,778	862	1,460	94	—	15,229	14,407
Working capital, net	65	(16)	139	3	(78)	(4)	(122)	(13)	380
Long-term debt and credit facilities	(1,758)	(961)	(356)	(462)	(660)	—	(1,653)	(5,850)	(5,519)
Participating non-controlling interests - in operating subsidiaries	(175)	(25)	(197)	(331)	—	—	—	(728)	(629)
Preferred equity	—	—	—	—	—	—	(250)	(250)	(241)
Net asset value(1)	$2,889	$4,276	$2,364	$72	$722	$90	$(2,025)	$8,388	$8,398

(1)

Non-IFRS measures used by management in assessing the value of Brookfield Renewable’s operations on a consolidated and per unit basis. Net asset value includes the participating non-controlling interests in BRELP held by Brookfield, comprised of the Redeemable/Exchangeable partnership units, because these units have the same economic attributes as LP Units in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that its units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. By contrast, non-controlling interests in operating subsidiaries of BRELP are excluded from net asset value because such interests do not have the same economic attributes as LP Units. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

B-1

Appendix C

In December 2009, Brookfield entered into a 20-year power sales agreement with the Province of Ontario pursuant to a hydroelectric contracting initiative issued by the provincial government earlier that year. The power sales agreement, which matures in 2029, applies to all power produced by hydro assets in Ontario owned by GLPL and MPT. On the effective date of the Combination, power purchase agreements between Brookfield subsidiaries and GLPL and MPT were amended to increase the price paid by Brookfield to GLPL and MPT and to extend the term of such contracts. These amendments were designed to pass through substantially all of the economics of the new power sales agreement. On the completion of the Combination, Brookfield received aggregate consideration for entering into such amendments valued at C$292 million, which was recorded in equity by Brookfield Renewable as part of the adjustments arising from the Combination since the transactions were between entities under the common control of Brookfield. The GLPL and MPT contract amendments were taken into account in the determination of the valuation of Brookfield Renewable and, ultimately, in the number of LP Units that were issued to the public and the number of Redeemable/Exchangeable partnership units of BRELP that were issued to Brookfield on completion of the Combination. The material terms of the GLPL and MPT contract amendments are described below.

Under a PPA with GLPL, a subsidiary of Brookfield Asset Management supports the price that GLPL receives for energy generated by all of GLPL’s facilities in Ontario at a price of C$82 per MWh (increased from C$68 per MWh by an amendment to the PPA at the effective date of the Combination) subject to an annual adjustment equal to 40% of the increase in the consumer price index (“CPI”) in the previous year. The GLPL PPA has an initial term ending on December 1, 2029 and automatically renews for successive 20-year periods, subject to certain termination provisions. After December 1, 2029, the price under the GLPL PPA will revert back to the original C$68/MWh price (as escalated in accordance with the original inflation linked price escalation provisions in such agreement).

Under a PPA with MPT, a subsidiary of Brookfield Asset Management purchases the energy generated by MPT’s facilities in Ontario at a price of C$103 per MWh (increased from C$68 per MWh by an amendment to the PPA at the effective date of the Combination) subject to an annual adjustment equal to 20% of the increase in the CPI in the previous year. The MPT PPA terminates on December 1, 2029, subject to MPT’s option to terminate the agreement on 120 days written notice at certain times between 2017 and 2024.

C-1